VIA EDGAR	December 27, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RE/MAX Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-234187), as amended

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RE/MAX Holdings, Inc. (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-234187), as amended, to 4:15 p.m., Eastern Time, on December 30, 2019.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Gavin Grover or John Rafferty, our counsel at Morrison & Foerster LLP, at (415) 268-7113 or (415) 268-6897, respectively.

Very truly yours,

RE/MAX Holdings, Inc.

By:	/s/ Adam Lindquist Scoville
Name:	Adam Lindquist Scoville
Title:	Vice President, General Counsel and Secretary